

October 13, 2023

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

> **Re: Majestic Ideal Holdings Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 18, 2023**
> **File No. 333-271502**

Dear Suqin Li:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed September 18, 2023

General

1. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections, relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on May 16, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in

Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the amendment that was filed on May 16, 2023.

Dilution, page 44

2.   Please tell us how your $(10,719,688) and $(0.09) net tangible book value and net tangible book value per share were calculated.

September 30, 2022 Annual Financial Statements
Consolidated Statements of Income and Comprehensive Income, page F-4

3.   Your note at the bottom of page F-4 indicates that your basic and diluted earnings per share were retroactively adjusted for the July 2023 stock split, however, we note no change to the earnings per share amount for each period presented. Please revise to include the correct amounts for earnings per share using the weighted average number of ordinary shares after the stock split of 18 million.

Consolidated Statements of Changes of Shareholders' (Deficit) Equity, page F-5

4.   It appears as the No. of Shares column has not been retroactively adjusted for the July 2023 stock split. Please revise. Your March 31, 2023 interim shareholders' equity statement should be similarly revised.

March 31, 2023 Interim Financial Statements
Unaudited Condensed Statements of Income and Comprehensive Income, page F-28

5.   Your calculation of earnings (loss) per share appears to be calculated using comprehensive income rather than net income. Please revise both your interim and annual statements of income to calculate earnings per share using net income.

Notes to the Consolidated Financial Statements
10. Leases, page F-44

6.   Please clarify your statement that the outstanding operating leases are below your threshold for capitalization and therefore, "no right of use assets and liabilities were recognized under ASU 842" given that in the table above, you have right of use assets and liabilities recorded on the balance sheet.

12. Taxes
China, page F-46

7. Please clarify why you have a provision for income taxes in your income statement of RMB 677,656 with a net loss and negative tax rate of (105.9)%. Your response should address the nature of the large adjustments to your effective tax rates including the tax loss not recognized of (30.6)% and tax concession of (97.6)%.

Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence S. Venick, Esq.